FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of September, 2013
Commission File Number 1-11080

THE ICA CORPORATION
(Translation of registrant's name into English)

Blvd. Manuel Avila Camacho 36
Col. Lomas de Chapultepec
Del. Miguel Hidalgo
11000 Mexico City
Mexico
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F.....x.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ...... No...x...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

ICA Fluor Wins Pemex Contract to Build Gas Compression System in Mexico

IRVING, Texas, September 19, 2013—Fluor Corporation (NYSE: FLR) announced today that its ICA Fluor industrial engineering-construction joint venture with Empresas ICA, S.A.B. de C.V. (BMV and NYSE: ICA) was awarded a new contract by Pemex for the construction of a gas compression system to service the Dos Bocas Marine Terminal located in Paraiso, Tabasco, on the Gulf of Mexico. Fluor will book its $54 million share of the contract in the third quarter of 2013.

ICA Fluor will be responsible for the engineering, procurement, construction and start-up services for the electromechanical works and tie-in of the new system to connect a 77-kilometer, 36- inch diameter pipeline to transport gas and crude oil from the Litoral offshore platform to the processing facilities in the marine terminal. The project is expected to be completed in the second quarter of 2015.

“This project provides ICA Fluor with the opportunity of supporting Pemex in advancing the key goals set forth in their strategic plan, which includes modernization of their gas transportation system to service increasing demand,” said Juan Carlos Santos Fernandez, director general of ICA Fluor.

ICA Fluor is the leading industrial engineering-construction company in Mexico, dedicated to the engineering, procurement, construction and maintenance of industrial facilities in the oil and gas, chemical, petrochemical, automotive, power, mining, and telecommunication industries.

Empresas ICA, S.A.B. de C.V. is Mexico's largest infrastructure company. ICA carries out large-scale civil and industrial construction projects and operates a portfolio of long-term assets, including airports, toll roads, water systems, and real estate. Founded in 1947, lCA is listed on the Mexican and New York Stock exchanges. For more information, visitwww.ica.com.mx/ir

Fluor Corporation. For more than 100 years, Fluor Corporation (NYSE: FLR) has partnered with its clients to design, build and maintain many of the world's most challenging and complex capital projects. Through its global network of offices on six continents, more than 40,000 employees provide comprehensive capabilities and world-class expertise in the fields of engineering, procurement, construction, commissioning, fabrication, operations, maintenance and project management. Today, the company serves a global client base in the energy, chemicals, government, industrial, infrastructure, operations & maintenance, manufacturing & life sciences, mining, power and transportation sectors. Headquartered in Irving, Texas, Fluor ranks 110 on the FORTUNE 500 list and had revenue of $27.6 billion in 2012. For more information, visit www.fluor.com and follow us on Twitter at @FluorCorp.

For more information contact:
Iga Wolska iga.wolska@ica.mx Elena Garcia elena.garcia@ica.mx relacion.inversionistas@ica.mx (5255) 5272 9991 ext.3696	Gabriel de la Concha, CIO gabriel.delaconcha@ica.mx Victor Bravo, CFO victor.bravo@ica.mx In the United States: Daniel Wilson, Zemi Communications (1212) 689 9560 dbmwilson@zemi.com

This press release may contain projections or other forward-looking statements related to ICA that reflect ICA’s current expectations or beliefs concerning future events. Such forward-looking statements are subject to various risks and uncertainties and may differ materially from actual results or events due to important factors such as changes in general economic, business or political or other conditions in Mexico, Latin America or elsewhere, changes in capital markets in general that may affect policies or attitudes towards lending to Mexico or Mexican companies, changes in tax and other laws affecting ICA’s businesses, increased costs, unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms and other factors set forth in ICA’s most recent filing on Form 20-F and in any filing or submission ICA has made with the SEC subsequent to its most recent filing on Form 20-F. All forward-looking statements are based on information available to ICA on the date hereof, and ICA assumes no obligation to update such statements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 20, 2013

Empresas ICA, S.A.B. de C.V.

/s/ Gabriel de la Concha Guerrero

Name: Gabriel de la Concha Guerrero
Title: Chief Investment Officer